Suite 1120, Cathedral Place,
925 West Georgia Street
Vancouver, British Columbia,
Canada V6C 3L2
Tel: (604) 687-6600
Toll Free: 1-888-411-GOLD
Fax: (604) 687-3932
Email: info@aurizon.com
www.aurizon.com
Toronto Stock Exchange Ticker Symbol ARZ NYSE MKT Ticker Symbol AZK U.S. Registration (File 001-31893) News Release Issue No. 02 - 2013

January 18, 2013
FOR IMMEDIATE RELEASE

AURIZON APPOINTS A SPECIAL COMMITTEE TO EVALUATE OFFER

Aurizon Mines Ltd. (“Aurizon” or the “Company”) [TSX:ARZ; NYSE MKT:AZK] announces that it has appointed Scotia Capital Inc. as financial advisor and DuMoulin Black LLP and Blake, Cassels & Graydon LLP as legal counsel to assist in responding to the unsolicited bid (the “Alamos Offer”) that was made on January 14, 2013 by Alamos Gold Incorporated.

The Board of Directors of Aurizon has appointed a special committee of independent Directors to review and evaluate the Alamos Offer.

The special committee has appointed CIBC World Markets Inc. as its financial advisor. Blake, Cassels & Graydon LLP is also providing advice to the special committee.

Shareholders are reminded that the Company recommends that shareholders defer taking any action in respect of the Alamos Offer until the Board of Directors of the Company makes a recommendation as to the merits of the Alamos Offer.

About Aurizon

Aurizon is a gold producer with a growth strategy focused on developing its existing projects in the Abitibi region of north-western Quebec, one of the world's most favourable mining jurisdictions and prolific gold and base metal regions, and by increasing its asset base through accretive transactions. Aurizon shares trade on the Toronto Stock Exchange under the symbol "ARZ" and on the NYSE MKT under the symbol "AZK". Additional information on Aurizon and its properties is available on Aurizon's website at www.aurizon.com.

FOR MORE INFORMATION CONTACT:

Aurizon Mines Ltd.
George Paspalas, President & CEO   604-687-6600
Julie A.S. Kemp, Corporate Secretary -604-687-6600
Investor Relations: jennifer.north@aurizon.com
Telephone: 604-687-6600    Fax: 604-687-3932
Toll Free: 1-800-411-GOLD (4653)
Email: info@aurizon.com Website:  www.aurizon.com